Goldman Sachs & Co. LLC

200 West Street,

New York, New York 10282-2198

SVB Leerink LLC

255 California Street, 12th Floor

San Francisco, California 94111

April 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turning Point Therapeutics, Inc.
Registration Statement on Form S-1, as amended (File No. 333-230428)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Turning Point Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 PM, Eastern Time, on April 16, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated April 8, 2019:

(i)	Dates of distribution: April 8, 2019 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4
(iii)	Number of preliminary prospectuses furnished to investors: approximately 4010
(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 77

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC SVB LEERINK LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/	Gabe Gelman
	Name:	Gabe Gelman
	Title:	Managing Director

SVB LEERINK LLC

By:	/s/	Murphy Gallagher
	Name:	Murphy Gallagher
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]